Exhibit 99.1

Date: December 29, 2015	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: Caledonia Mining Corporation
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	January 18, 2016
Record Date for Voting (if applicable) :	January 18, 2016
Beneficial Ownership Determination Date :	January 18, 2016
Meeting Date :	February 18, 2016
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	12932K202	CA12932K2020

Sincerely,

Computershare
 Agent for Caledonia Mining Corporation